Exhibit 99.3

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of financial position as of June 30, 2016 and the unaudited pro forma consolidated statements of income for the six month period ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013 give effect to the proposed merger of Endesa Américas S.A. and Chilectra Américas S.A. with and into Enersis Américas S.A. (“Enersis Américas”). The unaudited pro forma consolidated information is based on the historical consolidated financial statements of Enersis Américas after giving effect to (i) the spin-off by Enersis Américas of Enersis Chile and (ii) the merger transaction and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated financial information and have been prepared in accordance with Article 11 of Regulation S-X.

For pro forma purposes, the unaudited pro forma consolidated statement of financial position as of June 30, 2016 is presented as if the spin-off and the merger had occurred on that date. The unaudited pro forma consolidated statements of income for the six month period ended June 30, 2016, and the years ended December 31, 2015, 2014 and 2013 are presented as if the spin-off and the merger had occurred on January 1, 2013.

The unaudited pro forma consolidated financial information has been prepared by Enersis Américas’ management for illustrative purposes and is not intended to represent the consolidated financial position or consolidated results of operations in future periods or what the results actually would have been had Enersis Américas completed the proposed merger during the specified periods. The unaudited pro forma consolidated financial information and accompanying notes should be read in conjunction with the following information presented in this prospectus: (1) the historical unaudited consolidated financial statements of Enersis Américas as of and for the six month period ended June 30, 2016 and notes thereto, included as Exhibit 99.1 to this Report on Form 6-K, (2) the historical audited consolidated financial statements of Enersis Américas as of and for the year ended December 31, 2015 and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2015, as amended (the “2015 Form 20-F”), (3) Part I. Item 5.A. “Operating Results” included in the 2015 Form 20-F, and (4) Management’s Discussion and Analysis of Financial Condition and Results of Operations included as Exhibit 99.2 to this Report on Form 6-K.

Unaudited Pro Forma Consolidated Statement of Financial Position as of June 30, 2016

	Consolidated Historical	Effects of the Spin-Off (A)	Effects of the Merger	Consolidated Pro Forma
	(in thousands of Ch$)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,113,569,619	—	—	1,113,569,619
Other current financial assets	142,620,909	—	—	142,620,909
Other current non-financial assets	89,840,199	—	—	89,840,199
Trade and other current receivables	1,189,121,678	—	—	1,189,121,678
Account receivables from related parties	144,502,911	—	—	144,502,911
Inventories	75,897,505	—	—	75,897,505
Current tax assets	87,722,866	—	—	87,722,866

Total current assets other than assets or disposal groups classified as held for sale or as held for distribution to owners	2,843,275,687	—	—	2,843,275,687

TOTAL CURRENT ASSETS	2,843,275,687	—	—	2,843,275,687

NON-CURRENT ASSETS

Other non-current financial assets	609,738,969	—	—	609,738,969
Other non-current non-financial assets	88,622,505	—	—	88,622,505
Trade and other non-current receivables	350,128,561	—	—	350,128,561
Non-current account receivables from related parties	270,698	—	—	270,698
Investments accounted for using the equity method	31,241,693	—	—	31,241,693
Intangible assets other than goodwill	1,153,454,168	—	—	1,153,454,168
Goodwill	479,483,670	—	—	479,483,670
Property, plant and equipment	5,024,807,458	—	—	5,024,807,458
Deferred tax assets	137,434,192	—	—	137,434,192

TOTAL NON-CURRENT ASSETS	7,875,181,914	—	—	7,875,181,914

TOTAL ASSETS	10,718,457,601	—	—	10,718,457,601

See Notes to the unaudited pro forma consolidated financial statements

	Consolidated Historical	Effects of the Spin-Off (A)	Effects of the Merger		Consolidated Pro Forma
	(in thousands of Ch$)
EQUITY AND LIABILITIES

CURRENT LIABILITIES

Other current financial liabilities	819,420,506	—	—		819,420,506
Trade and other current payables	1,396,855,255	—	18,499,833	(B)	1,415,355,088
Accounts payable to related parties	40,131,196	—	—		40,131,196
Other current provisions	103,068,360	—	—		103,068,360
Current tax liabilities	68,867,984	—	—		68,867,984
Other current non-financial liabilities	35,420,253	—	—		35,420,253

Total current liabilities other than liabilities included in disposal groups classified as held for sale	2,463,763,554	—	18,499,833		2,482,263,387

TOTAL CURRENT LIABILITIES	2,463,763,554	—	18,499,833		2,482,263,387

NON-CURRENT LIABILITIES

Other non-current financial liabilities	1,964,388,249	—	—		1,964,388,249
Trade and other non-current payables	293,476,435	—	—		293,476,435
Non-current accounts payable to related parties	—	—	—		—
Other long-term provisions	237,782,799	—	—		237,782,799
Deferred tax liabilities	226,689,740	—	—		226,689,740
Non-current provisions for employee benefits	206,274,254	—	—		206,274,254
Other non-current non-financial liabilities	19,085,817	—	—		19,085,817

TOTAL NON-CURRENT LIABILITIES	2,947,697,294	—	—		2,947,697,294

TOTAL LIABILITIES	5,411,460,848	—	18,499,833		5,429,960,681

EQUITY
Issued capital	3,575,339,010	—	1,046,470,168	(C)	4,621,809,178
Retained earnings	2,148,192,728	—	—		2,148,192,728
Other reserves	(1,976,890,178)	—	(546,816,727	)(D)	(2,523,706,905)
Equity attributable to owners of parent	3,746,641,560	—	499,653,441		4,246,295,001
Non-controlling interests	1,560,355,193	—	(518,153,274	)(E)	1,042,201,919

TOTAL EQUITY	5,306,996,753	—	(18,499,833)		5,288,496,920

TOTAL EQUITY AND LIABLITIES	10,718,457,601	—	—		10,718,457,601

See Notes to the unaudited pro forma consolidated financial statements

Unaudited Pro Forma Consolidated Statement of Income

For the Six Month Period Ended June 30, 2016

	Consolidated Historical	Effects of the Spin- Off (A)	Effects of the Merger		Consolidated Pro Forma
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,372,703,395	—	—		2,372,703,395
Other operating income	192,623,824	—	—		192,623,824

Revenues and other operating income	2,565,327,219	—	—		2,565,327,219

Raw materials and consumables used	(1,253,797,824)	—	—		(1,253,797,824)

Contribution Margin	1,311,529,395	—	—		1,311,529,395

Other work performed by the entity and capitalized	28,356,711	—	—		28,356,711
Employee benefits expense	(210,765,124)	—	—		(210,765,124)
Depreciation and amortization expense	(156,418,639)	—	—		(156,418,639)
Impairment loss recognized in the period’s profit or loss	(25,357,805)	—	—		(25,357,805)
Other expenses	(256,847,713)	(5,758)	—		(256,853,471)

Operating Income	690,496,825	(5,758)	—		690,491,067

Other gains (losses)	244,906	—	—		244,906
Financial income	94,269,058	423,984	—		94,693,042
Financial costs	(273,722,881)	(318)	—		(273,723,199)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1,587,758	—	—		1,587,758
Foreign currency exchange differences	1,193,234	(3,997,500)	—		(2,804,266)
Profit (loss) from indexed assets and liabilities	(419,802)	—	—		(419,802)

Income before taxes from continuing operations	513,649,098	(3,579,592)	—		510,069,506

Income tax expense, continuing operations	(161,250,646)	—	—		(161,250,646)

NET INCOME FROM CONTINUING OPERATIONS	352,398,452	(3,579,592)	—		348,818,860

Net income attributable to:
Enersis Américas	190,688,511	(3,579,592)	39,859,991	(F)	226,968,910
Non-controlling interests	161,709,941	—	(39,859,991	)(F)	121,849,950

NET INCOME FROM CONTINUING OPERATIONS	352,398,452	(3,579,592)	—		348,818,860

Basic and diluted earnings per share (Ch$ per share)

Basic and diluted earnings per share from continuing operations	3.88	—	—		3.89
Basic and diluted earnings per share	3.88	—	—		3.89
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—	—		58,325,562.93

See Notes to the unaudited pro forma consolidated financial statements

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2015

	Consolidated Historical	Effects of the Spin- Off (A)	Effects of the Merger		Consolidated Pro Forma
	(in thousands of Ch$, except share and per share amounts)
Revenues	4,667,645,310	—	—		4,667,645,310
Other operating income	633,794,268	7,616	—		633,801,884

Revenues and other operating income	5,301,439,578	7,616	—		5,301,447,194

Raw materials and consumables used	(2,777,201,512)	—	—		(2,777,201,512)

Contribution Margin	2,524,238,066	7,616	—		2,524,245,682

Other work performed by the entity and capitalized	67,101,269	—	—		67,101,269
Employee benefits expense	(487,698,147)	—	—		(487,698,147)
Depreciation and amortization expense	(320,542,197)	—	—		(320,542,197)
Impairment loss recognized in the period’s profit or loss	(39,811,756)	—	—		(39,811,756)
Other expenses	(488,528,749)	(1,622,173)	—		(490,150,922)

Operating Income	1,254,758,486	(1,614,557)	—		1,253,143,929

Other gains (losses)	(6,566,225)	—	—		(6,566,225)
Financial income	294,770,272	5,084,349	—		299,854,621
Financial costs	(385,455,340)	—	—		(385,455,340)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3,332,971	—	—		3,332,971
Foreign currency exchange differences	128,238,047	37,882,570	—		166,120,617
Profit (loss) from indexed assets and liabilities	(9,266,040)	—	—		(9,266,040)

Income before taxes from continuing operations	1,279,812,171	41,352,362	—		1,321,164,533

Income tax expense, continuing operations	(523,663,212)	—	—		(523,663,212)

NET INCOME FROM CONTINUING OPERATIONS	756,148,959	41,352,362	—		797,501,321

Net income attributable to:
Enersis Américas	368,396,145	41,352,362	72,711,184	(G)	482,459,691
Non-controlling interests	387,752,814	—	(72,711,184	)(G)	315,041,630

NET INCOME FROM CONTINUING OPERATIONS	756,148,959	41,352,362	—		797,501,321

Basic and diluted earnings per share (Ch$ per share)

Basic and diluted earnings per share from continuing operations	7.50	—	—		8.27
Basic and diluted earnings per share	7.50	—	—		8.27
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—	—		58,325,562.93

See Notes to the unaudited pro forma consolidated financial statements

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2014

	Consolidated Historical	Effects of the Spin-Off (A)	Effects of the Merger		Consolidated Pro Forma
	(in thousands of Ch$, except share and per share amounts)
Revenues	4,806,455,737	122,447	—		4,806,578,184
Other operating income	399,914,051	10,419	—		399,924,470

Revenues and other operating income	5,206,369,788	132,866	—		5,206,502,654

Raw materials and consumables used	(2,631,669,436)	—	—		(2,631,669,436)

Contribution Margin	2,574,700,352	132,866	—		2,574,833,218

Other work performed by the entity and capitalized	55,770,418	—	—		55,770,418
Employee benefits expense	(389,668,473)	—	—		(389,668,473)
Depreciation and amortization expense	(350,742,750)	—	—		(350,742,750)
Impairment loss recognized in the period’s profit or loss	(38,329,942)	—	—		(38,329,942)
Other expenses	(463,729,264)	(1,558,753)	—		(465,288,017)

Operating Income	1,388,000,341	(1,425,887)	—		1,386,574,454

Other gains (losses)	876,554	—	—		876,554
Financial income	251,121,762	16,082,533	—		267,204,295
Financial costs	(432,314,329)	—	—		(432,314,329)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	2,560,023	—	—		2,560,023
Foreign currency exchange differences	(18,493,594)	1,115,920	—		(17,377,674)
Profit (loss) from indexed assets and liabilities	(13,630,068)	—	—		(13,630,068)

Income before taxes from continuing operations	1,178,120,689	15,772,566	—		1,193,893,255

Income tax expense, continuing operations	(425,957,462)	—	—		(425,957,462)

NET INCOME FROM CONTINUING OPERATIONS	752,163,227	15,772,566	—		767,935,793

Net income attributable to:
Enersis Américas	393,643,078	15,772,566	90,242,216	(H)	499,657,860
Non-controlling interests	358,520,149	—	(90,242,216	)(H)	268,277,933

NET INCOME FROM CONTINUING OPERATIONS	752,163,227	15,772,566	—		767,935,793

Basic and diluted earnings per share (Ch$ per share)

Basic and diluted earnings per share from continuing operations	8.02	—	—		8.57
Basic and diluted earnings per share	8.02	—	—		8.57
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—	—		58,325,562.93

See Notes to the unaudited pro forma consolidated financial statements

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2013

	Consolidated Historical	Effects of the Spin-Off (A)	Effects of the Merger		Consolidated Pro Forma
	(in thousands of Ch$, except share and per share amounts)
Revenues	3,978,995,352	201,948	—		3,979,197,300
Other operating income	549,152,517	—	—		549,152,517

Revenues and other operating income	4,528,147,869	201,948	—		4,528,349,817

Raw materials and consumables used	(2,090,267,302)	(1,377)	—		(2,090,268,679)

Contribution Margin	2,437,880,567	200,571	—		2,438,081,138

Other work performed by the entity and capitalized	47,134,470	—	—		47,134,470
Employee benefits expense	(345,568,196)	—	—		(345,568,196)
Depreciation and amortization expense	(315,966,141)	—	—		(315,966,141)
Impairment loss recognized in the period’s profit or loss	(66,664,976)	—	—		(66,664,976)
Other expenses	(405,747,911)	(1,753,381)	—		(407,501,292)

Operating Income	1,351,067,813	(1,552,810)	—		1,349,515,003

Other gains (losses)	4,642,268	—	—		4,642,268
Financial income	246,615,814	7,373,302	—		253,989,116
Financial costs	(325,972,302)	(139,799)	—		(326,112,101)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	979,875	—	—		979,875
Foreign currency exchange differences	(28,534,786)	—	—		(28,534,786)
Profit (loss) from indexed assets and liabilities	(11,007,801)	—	—		(11,007,801)

Income before taxes from continuing operations	1,237,790,881	5,680,693	—		1,243,471,574

Income tax expense, continuing operations	(442,455,343)	—	—		(442,455,343)

NET INCOME FROM CONTINUING OPERATIONS	795,335,538	5,680,693	—		801,016,231

Net income attributable to:
Enersis Américas	423,306,797	5,680,693	73,843,553	(I)	502,831,043
Non-controlling interests	372,028,741	—	(73,843,553	)(I)	298,185,188

NET INCOME FROM CONTINUING OPERATIONS	795,335,538	5,680,693	—		801,016,231

Basic and diluted earnings per share (Ch$ per share)

Basic and diluted earnings per share from continuing operations	9.36	—	—		9.23
Basic and diluted earnings per share	9.36	—	—		9.23
Weighted average number of shares of common stock (in thousands)	45,218,860.05	—	—		54,451,650.21

See Notes to the unaudited pro forma consolidated financial statements

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Description of the Transaction

The merger is part of a reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel S.p.A., an Italian electricity generation company (“Enel”), which beneficially owned 60.6% of Enersis S.A. (hereinafter “Enersis”). The Reorganization is intended to separate the electricity generation and distribution businesses and related assets and liabilities of Enersis and its consolidated subsidiaries in Chile from the electricity generation, transmission and distribution businesses and related assets and liabilities of Enersis and its consolidated subsidiaries in Argentina, Brazil, Colombia and Peru.

The Spin-Off stage of the Reorganization process was carried out as follows:

The Reorganization began with spin-offs by Enersis and its subsidiaries, Chilectra S.A. (“Chilectra”) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

Each of Chilectra and Endesa Chile effected spin-offs of their non-Chilean businesses and related assets and liabilities, resulting in the formation of Chilectra Américas S.A. (“Chilectra Américas”) as a separate new company from the spin-off by Chilectra S.A. and the formation of Endesa Américas S.A. (“Endesa Américas”) as a separate new company from the spin-off by Endesa Chile, which were allocated the equity interests and related assets and liabilities of Chilectra’ s and Endesa Chile’s businesses outside of Chile, respectively. After the spin-offs, the continuing companies, Chilectra and Endesa Chile, retained the equity interests and related assets and liabilities of Chilectra’ s and Endesa Chile’s businesses in Chile, respectively.

Following the Chilectra and Endesa Chile spin-offs, Enersis effected a spin-off of its Chilean businesses and related assets and liabilities, resulting in the formation of Enersis Chile S.A. (“Enersis Chile”) as a separate new company from the spin-off by Enersis, which was allocated the equity interests and related assets and liabilities of Enersis’ businesses in Chile, including the equity interests in each of Chilectra and Endesa Chile (after the spin-offs of these entities as previously above). After the spin-off, the continuing company, Enersis which was renamed “Enersis Américas S.A.”, retained the equity interests and related assets and liabilities of Enersis’ businesses outside Chile, including the businesses, assets and liabilities held by each of the new companies, Chilectra Américas and Endesa Américas, created as a result of the spin-offs by Chilectra and Endesa Chile.

The Merger stage of the Reorganization process would be carried out as follows:

On September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas met, voted and approved by more than two-thirds of the outstanding voting shares of each company, the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, with Enersis Américas continuing as the surviving company under the name “Enel Américas S.A.” (the “Merger”). In the Merger Enersis Américas (the “Surviving Company”) would absorb Endesa Américas and Chilectra Américas by incorporation, each of which would then be dissolved without liquidation, and the Surviving Company would be substituted for them in all their rights and obligations.

On September 14, 2016, Enersis Américas commenced a public cash tender offer (oferta pública de adquisición de valores, in Spanish) for all the outstanding shares and ADSs of Endesa Américas under Chilean law and applicable U.S. securities laws (the “Tender Offer”). The Tender Offer will be for all shares (other than those held by Enersis Américas), including in the form of ADSs represented by ADRs of Endesa Américas, for a price of Ch$ 300 per share (or the equivalent in U.S. dollars of Ch$ 9,000 per ADS in the case of ADSs), and will expire on October 28, 2016, unless extended.

The Tender Offer is contingent on (i) the approval of the Merger by the relevant shareholders at the extraordinary shareholders’ meetings pursuant Chilean Companies Act (which was obtained on September 28, 2016), (ii) less than 10% of the outstanding shares of Enersis Américas, 10% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the statutory merger dissenters’ withdrawal rights in connection with the Merger, provided that no shareholder will own more than 65% of Enersis Américas after all exercises of statutory merger dissenters’ withdrawal rights, and (iii) the absence of any material adverse effect on Endesa Américas and its subsidiaries.

As a consequence of the approval of the Merger, shareholders of Enersis Américas, Endesa Américas and Chilectra Américas have the following options:

•	shareholders of Endesa Américas may participate in the Merger and receive 2.8 shares of Enersis Américas common stock for each Endesa Américas share they own and 1.68 Enersis Américas ADSs for each Endesa Américas ADS they own since Endesa Américas will cease to exist as a separate entity upon consummation of the Merger;

•	shareholders of Chilectra Américas may participate in the Merger and receive 4.0 shares of Enersis Américas common stock for each Chilectra Américas share they own since Chilectra Américas will also cease to exist as a separate entity upon consummation of the Merger;

•	shareholders of Enersis Américas, Endesa Américas and Chilectra Américas may dissent with respect to the Merger and exercise their statutory merger dissenters’ withdrawal rights provided under Chilean law and receive a cash payment equivalent to the weighted average of the closing prices of Enersis Américas or Endesa Américas shares, as the case may be, as reported on the Chilean Stock Exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Merger is approved or the book value of the Chilectra Américas shares, as applicable; or

•	shareholders of Endesa Américas may tender their Endesa Américas shares and ADSs in the Tender Offer.

Following completion of the Merger, the Surviving Company will continue to have its shares publicly traded and listed in Chile on the Chilean Stock Exchanges and its ADSs traded on the NYSE. In the Merger, the shares and ADSs of Endesa Américas and the shares of Chilectra Américas will be converted into shares and ADSs of the Surviving Company, as applicable, and Endesa Américas and Chilectra Américas shares will cease trading on the Chilean Stock Exchanges and Endesa Américas ADSs will cease trading on the NYSE. Following the Merger, Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of a majority of the shares of the Surviving Company and the former minority shareholders of Endesa Américas and Chilectra Américas, together with the existing minority shareholders of Enersis Américas, will own their respective non-controlling interests in the Surviving Company.

2. Basis of Presentation

We have prepared the unaudited pro forma consolidated financial information of Enersis Américas based on the historical unaudited consolidated financial statements of Enersis Américas as of June 30, 2016 and for the six month period ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013. Prior to the Merger, both Endesa Américas and Chilectra Américas were controlled by Enersis Américas and, as a result, their financial positions and results of operations have been included in the historical consolidated financial statements of Enersis Américas.

In addition, the unaudited pro forma consolidated financial information of Enersis Américas gives effect to the recognition of the adjustments in assets, liabilities, equity, income and expenses related to the spin-offs of Enersis Chile, Endesa Américas and Chilectra Américas by Enersis, Endesa Chile and Chilectra.

The Merger will be accounted for as an equity transaction by Enersis Américas through issuance if its shares to acquire the shares held by non-controlling interests in Endesa Américas and Chilectra Américas. The pro forma adjustments giving effect to the Merger primarily reflect the reclassification of the equity attributable to non-controlling interests and the earnings allocated to non-controlling interests to the equity interests of and earnings allocated to Enersis Américas’ shareholders, respectively.

The proposed merger of Endesa Américas and Chilectra Américas with and into Enersis Américas also will have tax effects to be paid in Chile and Peru, whose pro forma effects as of June 30, 2016 were an estimated Ch$18.5 billion. The pro forma tax effect corresponds to the estimate for the tax that Enersis Américas would pay for the transfer of the investments that Chilectra Américas and Endesa Americas own in Perú. This tax is the applicable capital gains tax under the Peruvian Income Tax Law resulting from the transfer of the ownership interests that Chilectra Américas and Enersis Américas hold over certain subsidiaries of Enersis Américas in that country to Enersis Américas S.A. in the Merger. The tax is calculated as the difference between the disposal tax value and the acquisition cost of the ownership interests.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; actual results may differ from the pro forma Merger effects. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Merger, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

Tender Offer

The unaudited pro forma consolidated financial statements assume that no shares of Endesa Américas are tendered for cash in the Tender Offer for outstanding shares of Endesa Américas.

Statutory Merger Dissenters’ Withdrawal Rights

The unaudited pro forma consolidated financial statements assume that no shareholders of Enersis Américas, Endesa Américas and Chilectra Américas will exercise statutory merger dissenters’ withdrawal rights in connection with the Merger.

3. Pro Forma Adjustments

The following adjustments have been made to the unaudited pro forma consolidated financial information:

Pro Forma Consolidated Statement of Financial Position as of June 30, 2016

(A)	Represents the effects of separating the assets and liabilities as a result of the spin-offs by Enersis, and its subsidiaries, Chilectra and Endesa Chile, as described in Note 1.

In the Statement of Financial Position as of June 30, 2016:

•	On March 1, 2016, the separation of the Generation and Transmission business and the Distribution business in Chile became effective. The shareholdings and related assets, liabilities, income, expenses and cash flows were allocated to the newly formed entity Enersis Chile. Therefore, no spin-off adjustments were made as the balances of assets and liabilities of the historical consolidated statement of financial position of Enersis Américas include the elimination of the non-current assets and liabilities held for distribution to owners as they corresponded to the assets and liabilities of the Chilean businesses and operations that were spun-off as Enersis Chile.

In the Statements of Income for the six month period ended June 30, 2016, the adjustments are related to:

•	The reinstatement of intercompany transactions between Enersis Américas and the discontinued operations that were previously eliminated in the preparation of consolidated financial statements. Because these intercompany transactions are expected to continue to occur after the spin-off, they have been reinstated to reflect their continuing effect.

In the Statements of Income for the years ended December 31, 2015, 2014 and 2013, the adjustments are related to:

•	The reinstatement of intercompany transactions between Enersis Américas and the discontinued operations that were previously eliminated in the preparation of consolidated financial statements. Because these intercompany transactions are expected to continue to occur after the spin-off, they have been reinstated to reflect their continuing effect.

(B)	Represents the estimate for the tax that Enersis Américas would pay for the transfer of the investments that Chilectra Américas and Endesa Americas own in Perú. This tax, is the applicable capital gains tax under the Peruvian Income Tax Law resulting from the transfer of the ownership interests that Chilectra Américas and Enersis Américas hold over certain subsidiaries of Enersis Américas in that country to Enersis Américas in the Merger. The tax is calculated as the difference between the disposal tax value and the acquisition cost of the ownership interests.

(C)	Represents the capital increase, in terms of shares required to be issued by Enersis Américas as consideration in exchange for shares of Endesa Américas and Chilectra Américas in connection with the Merger. The amount of the capital increase was determined based on the quoted market value of Ch$113.35 per share of Enersis Américas as of June 30, 2016 for a total amount of Ch$1,046,470,168, through the issuance of 9,232,202,625 new shares that the shareholders of Endesa Américas and Chilectra Américas would receive as consideration in the Merger, based on the merger exchange ratios of 2.8 shares of Enersis Américas for each share of Endesa Américas and of 4.0 shares of Enersis Américas for each share of Chilectra Américas.

(D)	Represents the recognition of the difference between the capital increase in Enersis Américas and the carrying amount of the non-controlling interests that will become part of the equity attributable to the equity owners of Enersis Américas after completion of the Merger. The difference between the fair market value of the consideration received or paid and the amount by which the non-controlling interests is adjusted is being recognized in equity attributable to the owners of Enersis Américas.

The following table sets for the tax effect that would be recognized in other reserves:

Concept	ThCh$
Equity effect of the acquisition of non-controlling interests through issuance of shares of Enersis Américas	(528,316,894)
Tax to be paid for transferring investments (Perú) (See Note (B))	(18,499,833)

Total	(546,816,727)

(E)	Represents the elimination of the carrying amount of the non-controlling interests that will become direct shareholders of Enersis Américas’ capital stock following the Merger and the exchange of shares of Endesa Américas and Chilectra Américas for shares of Enersis Américas.

Pro Forma Consolidated Statement of Income for the Six Month Period Ended June 30, 2016

(F)	Represent the reclassification of the net income attributable to the non-controlling shareholders of Endesa Américas and Chilectra Américas that become shareholders of Enersis Américas as a result of the Merger.

Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2015

(G)	Represent the reclassification of the net income attributable to the non-controlling shareholders of Endesa Américas and Chilectra Américas that become shareholders of Enersis Américas as a result of the Merger.

Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2014

(H)	Represent the reclassification of the net income attributable to the non-controlling shareholders of Endesa Américas and Chilectra Américas that become shareholders of Enersis Américas as a result of the Merger.

Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2013

(I)	Represent the reclassification of the net income attributable to the non-controlling shareholders of Endesa Américas and Chilectra Américas that become shareholders of Enersis Américas as a result of the Merger.